Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

August 11, 2011

View online version

iPath®

TAKE THE REINS OF VOLATILITY

iPath® S&P 500 VIX Mid -Term FuturesTM ETN(VXZ)

Hedge your portfolio against swings in volatility with

iPath® S&P 500 VIX Mid-Term FuturesTM ETN(VXZ)

VXZ from iPath® offers exposure to VIX index futures returns, giving you a mid-term hedge against volatility with a single trade For strategies on shorter-term Volatility, iPath also offers VXX.

VXZ

iPath S&P 500 VIX Mid-Term FuturesTM ETN

A Closer Look

To learn more about VIX ETNs from iPath, download The Basics of VIX Futures Exchange Traded Notes

Prospectus

Download the PDF

Connect

Call now to find out how iPath ETN products can help you realize your portfolio’s potential: 877-76-iPath (877-764-7284) or visit: iPathETN.com

BARCLAYS

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Fund Distribution Company assists in the promotion of the iPath ETNs

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to investing directly in an index or in any particular index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the level of the relevant index has increased or decreased (as may be applicable to the particular series of Securities) An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities Sales in the secondary market may result in significant losses.

An investment in iPath ETNs linked to the performance of the S&P 500 VIX Short-Term Futures TM Index TR and the S&P 500 VIX Mid-Term Futures TM Index TR is subject risks associated with fluctuations, particularly a decline, in the performance of each index. Because the performance of each index is linked to the CBOE Volatility Index (the “VIX Index”), the performance of each index will depend on many factors including, the level of the S&P 500® Index, the prices of options on the S&P 500® Index, and the level of the VIX Index which may change unpredictably, affecting the value of futures contracts on the VIX Index and, consequently, the level of each index. Additional factors that may contribute to fluctuations in the level of each index include prevailing market prices and forward volatility levels of the U.S. stock markets and the equity securities included in the S&P 500® Index, the prevailing market prices of options on the VIX Index, relevant futures contracts on the VIX Index, or any other financial instruments related to the S&P 500® Index and the VIX Index, interest rates, supply and demand in the listed and over-the-counter equity derivative markets as well as hedging activities in the equity-linked structured product markets.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500TM”, “S&P 500 VIX Short-Term Futures TM”, “S&P 500 VIX Mid-Term Futures TM”, and “S&P 500 ® Dynamic VIX Futures TM” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Barclays Bank PLC. “VIX” is a registered trademark of the Chicago Board Options Exchange, Incorporated (“CBOE”) and has been licensed for use by S&P. The Securities are not sponsored endorsed, sold or promoted by S&P or the CBOE S&P and CBOE make no representation, condition or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities or in the ability of either index to track market performance.

©2011 Barclays Bank PLC. All rights reserved iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. IP-0452-0811

. Not FDIC Insured . No Bank Guarantee . May Lose Value

Barclays Bank PLC

745 Seventh Avenue

New York, NY 10019

Attn: iPath Desk

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